February 10, 2014

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. William H. Thompson
Ms. Yolanda Goubadia

Re:

Bio-Matrix Scientific Group, Inc.

Form 8-K

Filed December 27, 2013

File No. 0-32201

Bio-Matrix Scientific Group, Inc.

Amendment No. 5 to Form 10-K for Fiscal Year Ended September 30, 2012

Amendment No. 4 to Form 10-Q for Fiscal Quarter Ended

December 31, 2012

Filed December 27, 2013

Response dated December 27, 2013

File No. 0-32201

Dear Mr. Thompson and Ms. Goubadia :

An amendment to Bio-Matrix Scientific Group, Inc. Form 8-K filed December 27, 2013 addressing the comments in the Securities and Exchange Commission’s letter dated December 30, 2013 will be filed no later than February 11, 2014.

An amendment to Bio-Matrix Scientific Group, Inc. Form 10-K for Fiscal Year Ended September 30, 2012 and Form 10-Q for Fiscal Quarter Ended December 31, 2012 addressing the comments in the Securities and Exchange Commission’s letter dated January 14, 2014 will be filed no later than ten business days from the date of this response.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO